Form N-SAR

Sub-Item 77D

Policies with Respect to Securities Investments

Global Unconstrained Bond Portfolio

33-63212, 811-7736

Global Unconstrained Bond Portfolio

New Policy:

The Portfolio’s exposure to the commodity markets, in whole or in part, may be made through investment in a wholly-owned subsidiary of the Portfolio organized under the laws of the Cayman Islands (the “Subsidiary”), which is generally subject to the same investment policies and restrictions as the Portfolio. The Subsidiary may invest in commodity index-linked swaps, exchange-traded funds that invest in commodities or commodities-related investments, exchange-traded notes, and certain other commodity-linked derivatives. The Subsidiary may also invest in other investments such as cash or U.S. Treasuries which may serve as margin or collateral for the Subsidiary’s commodity-linked derivative positions.